Capital Support Agreement-Money Market Fund

On September 26, 2008, The Hartford Money Market Fund (“Fund”) entered into a Capital Support Agreement (“CSA”) with Hartford Life, Inc. (“Hartford Life”). Under the terms of the CSA, Hartford Life provides support in a maximum aggregate amount of $6.4 million for the Fund’s holdings of certain specified securities (“Notes”). The Notes held in the Fund on October 31, 2008 are noted on the Schedule of Investments.

Under the terms of the CSA, the Fund would be paid a capital contribution if (i) a loss is realized from a sale of a Note (collectively, with any securities received in exchange therefore, or as  replacement thereof  that do not qualify as “Eligible Securities” under Rule 2a-7(a)(10) , referred to as “Eligible Notes”); (ii) a loss results upon final payment on an Eligible Note; (iii) a court orders a discharge of an Eligible Note issuer from liability that provides for payments that will result in a loss; or (iv) a loss occurs in connection with an exchange of an Eligible Note for or replacement of an Eligible Note with an  Eligible Security as defined in Rule 2a-7(a)(10). The amount of Hartford Life’s capital contribution to the Fund under the CSA is the amount sufficient for the Fund to maintain its net asset value at no less than $0.9950.

The CSA terminates no later than September 26, 2009 but it may terminate sooner if either Hartford Life has contributed the maximum aggregate amount or the Notes have been repaid in full.

During the period ended October 31, 2008, the Fund did not receive a capital contribution under the terms of the CSA.

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